SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/11/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,306,600

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,306,600
____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,306,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.53%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned on May 23, 2005. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip
Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 5 Ryan Court, Towaco, NJ 07082, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.

Each of the above are United States citizens or entities.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the annual report filed on 2/7/2006 there were 11,327,784 shares outstanding as of 11/30/2005. The percentage set forth in this item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 1,306,600 shares of BIF or 11.53% of the outstanding shares.

b. Power to vote and dispose of securities resides solely with Mr. Phillip Goldstein or Andrew Dakos for 1,306,600 shares.

c. During the last sixty days the following shares of common stock were traded:

SALES:

Date		Shares	Price
8/29/2006	-1,500	9.0296
8/29/2006	-500	9.0296
8/29/2006	-500	9.0296
8/29/2006	-500	9.0296
8/29/2006	-500	9.0296
8/29/2006	-1,500	9.0296
8/30/2006	-4,500	9.0494
8/30/2006	-1,300	9.0494
8/30/2006	-1,300	9.0494
8/30/2006	-1,300	9.0494
8/30/2006	-1,300	9.0494
8/30/2006	-4,500	9.0494
8/31/2006	-2,500	9.05
9/1/2006	-7,275	9.0174
9/1/2006	-3,500	9.0174
9/1/2006	-3,500	9.0174
9/1/2006	-4,000	9.0174
9/1/2006	-3,550	9.0174
9/1/2006	-7,275	9.0174
9/5/2006	-4,000	9.05
9/5/2006	-4,000	9.05
9/5/2006	-2,600	9.05
9/5/2006	-3,000	9.05
9/5/2006	-4,000	9.05
9/5/2006	-4,000	9.05
9/6/2006	-2,000	9
9/6/2006	-2,000	9
9/6/2006	-1,000	9
9/6/2006	-1,000	9
9/6/2006	-2,000	9
9/6/2006	-2,000	9
9/7/2006	-700	8.95
9/8/2006	-5,000	8.9426
9/8/2006	-5,000	8.9426
9/8/2006	-4,000	8.9426
9/8/2006	-5,000	8.9426
9/8/2006	-5,000	8.9426
9/8/2006	-5,000	8.9426
9/11/2006	-5000	8.94
9/11/2006	-5,000	8.95
9/11/2006	-5,000	8.95
9/11/2006	-4,000	8.95
9/11/2006	-4,100	8.95
9/11/2006	-5,000	8.95
9/11/2006	-5,000	8.95
9/12/2006	-1500	9.02
9/12/2006	-7,800	8.9882
9/12/2006	-7,800	8.9882
9/12/2006	-2,800	8.9882
9/12/2006	-5,000	8.9882
9/12/2006	-7,800	8.9882
9/12/2006	-7,800	8.9882
9/13/2006	-9,350	9.0786
9/13/2006	-9,350	9.0786
9/13/2006	-3,300	9.0786
9/13/2006	-6,100	9.0786
9/13/2006	-9,350	9.0786
9/13/2006	-9,350	9.0786
9/14/2006	-11,240	9.2126
9/14/2006	-11,240	9.2126
9/14/2006	-3,340	9.2126
9/14/2006	-7,900	9.2126
9/14/2006	-11,240	9.2126
9/14/2006	-11,240	9.2126
9/15/2006	-12,800	9.404
9/15/2006	-12,800	9.404
9/15/2006	-4,200	9.404
9/15/2006	-9,000	9.404
9/15/2006	-12,800	9.404
9/15/2006	-12,800	9.404
9/18/2006	-8,000	9.5013
9/18/2006	-8,000	9.5013
9/18/2006	-2,400	9.5013
9/18/2006	-5,600	9.5013
9/18/2006	-8,000	9.5013
9/18/2006	-8,000	9.5013
9/19/2006	-5,800	9.6572
9/19/2006	-5,800	9.6572
9/19/2006	-1,900	9.6572
9/19/2006	-4,100	9.6572
9/19/2006	-5,800	9.6572
9/19/2006	-5,800	9.6572
9/20/2006	-12,800	9.5914
9/20/2006	-12,800	9.5914
9/20/2006	-6,000	9.5914
9/20/2006	-12,800	9.5914
9/20/2006	-12,800	9.5914
9/20/2006	-12,800	9.5914


d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e. NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/21/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos